UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2002
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________ to ________
Commission File Number: 1-4105

The Bausch & Lomb 401(k) Account Plan
(Full Title of the Plan)

Bausch & Lomb Incorporated One Bausch & Lomb Place Rochester, New York 14604-2701 (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)
____________________________________________________________________

The Bausch & Lomb 401(k) Account Plan
Index to Financial Statements and Schedule	Page 1

Page
Financial Statements:
Report of Independent Accountants	2
Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002	4
Notes to Financial Statements	5 - 9
Supplemental Schedule:*
Schedule of Assets Held for Investment Purposes at the End of Year
Exhibit Index:

     EX-23 Consent of PricewaterhouseCoopers LLP

     EX-99(a) Certification of Chairman, Bausch & Lomb Incorporated Employee
     Benefits Administration Committee

     EX-99(b) Certification of Member, Bausch & Lomb Incorporated Employee
     Benefits Administration Committee

*****

*Other schedules required by Section 2520.103 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Page 2

Report of Independent Accountants

To the Participants and Administrator of
The Bausch & Lomb 401 (k) Account Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Bausch & Lomb 401(k) Account Plan (the "Plan"), at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 27, 2003

The Bausch & Lomb 401(k) Account Plan
Statements of Net Assets Available for Benefits	Page 3

	December 31 2002	December 31 2001

	Assets

Investments at fair value	$ 208,966,271	$ 231,874,474
Investments at contract value	52,367,753	52,501,457
Investment in common/collective trust, at fair value	1,282,106	1,545,924

Total investments	262,616,130	285,921,855

Accrued interest and dividends receivable	274,534	449,610

Total assets	262,890,664	286,371,465

	Liabilities

Cash overdraft	(76,491)	-

Net assets available for benefits	$ 262,814,173	$ 286,371,465

The accompanying notes are an integral part of these financial statements.

The Bausch & Lomb 401(k) Account Plan
Statement of Changes in Net Assets Available for Benefits	Page 4

For the Year Ended December 31, 2002
Additions
Additions to net assets attributed to:
Contributions -
Participant	$ 17,828,814
Employer	7,926,076
Total contributions	25,754,890

Investment income (loss)
Interest	6,529,002
Net depreciation in fair value of investments	(26,700,314)
Total investment loss	(20,171,312)

Total additions	5,583,578
Deductions
Benefits paid to participants	(29,140,870)

Net decrease	(23,557,292)

Net assets available for benefits:
Beginning of year	286,371,465

End of year	$ 262,814,173

The accompanying notes are an integral part of these financial statements.

The Bausch & Lomb 401(k) Account Plan
Notes to Financial Statements
Years ended December 31, 2002 and 2001	Page 5

1.      Description of Plan

The Plan is a defined contribution plan covering substantially all U.S. employees of Bausch & Lomb Incorporated (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

General

The following description of The Bausch & Lomb 401(k) Account Plan provides only general information. Participants should refer to the Plan's Summary Plan Description and Plan Document for a more complete description of the Plan's provisions.

Plan Amendment and Merger

The Plan allowed for the merger of the Surgical Instrument Worker's 401(k) Savings Plan, a Bausch & Lomb Surgical Division defined contribution plan. As a result of this plan merger, assets totaling $4,802,099 were transferred into the Plan on January 1, 2001.

Participant Contributions

Employees may elect to participate in the Plan on their date of hire if they are scheduled to work at least 1,000 hours per Plan year. The allowable employee contribution ranges from 1% to 50% of pre-tax compensation. In addition, a participant may elect to contribute an additional 1% to 6% of compensation on an after-tax basis. In no event may the participant's rate of pre-tax savings contributions when added to the rate of after-tax savings and contributions exceed 56% of eligible compensation, or not to exceed the legal limit. In addition, each participant may contribute rollover contributions received in a lump sum from another qualified defined contribution or defined benefit retirement plan.

Company Contributions

For employees who have completed one year of eligible service, and are at least 21 years of age, the Company is required to contribute, from its profits, an amount equal to 100% of the first 3% of each participant's pre-tax savings contributions plus 50% of the next 2% of each participant's pre-tax savings contributions. For employees who have completed one year of eligible service, the Company provides a fixed contribution of .5% of a participant's eligible compensation. All Company contributions are invested in Bausch & Lomb Incorporated common stock and must remain in this fund option until the participant reaches the age of 55. Contributions are subject to certain limitations.

Plan Administrator

The Plan is administered by the Employee Benefits Administration Committee (the "Committee"), which is appointed by the Board of Directors of the Company.

Participants' Accounts

Individual accounts are maintained for each Plan participant to reflect the participant's contributions and Company contributions. Income and loss is allocated to the participants' accounts based on the ratio of the account balance of the individual participant to the aggregate of all account balances of all participants in the fund within the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Page 6

Administrative Expenses

All legal, accounting and trustee services are provided at the expense of the Company.

For the Plan year ended December 31, 2002, the Company paid administrative expenses totaling $484,999.

Vesting

All active Plan participants are 100% vested in their contributions, as well as in all Company contributions.

Participant Loans

Plan participants may borrow up to one-half of their pre-tax savings contributions and Company contributions, not to exceed $50,000. Participants' loans are secured by their account balances. Loan terms range from one to five years. The interest rate on such loans is determined by the Committee based on prevailing market interest rates at the time the loan is approved. For loans taken during 2002 and 2001, the interest rate charged was one percent over the published prime interest rate on the 25th of each month prior to the application. The published prime rate was 4.25% and 4.75% at December 31, 2002 and 2001, respectively.

Payment of Benefits

On termination of service due to death, disability, or retirement, benefits are distributed as a lump-sum payment equal to the value of the participant's vested interest in his or her account. In May of 2002, the Plan was amended to discontinue the option which allowed participants to elect a life annuity distribution. For payment of benefits due to other reasons, a participant may receive the value of the interest in his or her account as a lump-sum distribution. A participant may withdraw from his or her after-tax savings account prior to termination of employment subject to Plan provisions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participant accounts will remain 100% vested.

2.      Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are recorded on the accrual basis of accounting. Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk, it is at least reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Page 7

Investment Valuation

The Plan invests in mutual funds and common stocks, which are presented at fair value based on quoted market prices, which represent the net asset value of shares held by the Plan at year end. Investment in common/collective trust funds reflect market values based upon the net asset value of the underlying fund. Loans to participants are valued at cost, which approximates fair value.

The Plan's investments also consist of a guaranteed investment contract at Metropolitan Life Insurance Company ("Met Life"), which is stated at contract value. Contract value is equal to cost plus accrued interest, which approximates fair value because the contract is fully benefit responsive. The average crediting rate for 2002 and 2001was 5.68% and 6.23%, respectively. The crediting rate at December 31, 2002 and 2001 was 5.35% and 6.0%, respectively. The crediting rate is reset by Met Life annually on December 1 based on the contract terms.

The Plan holds a synthetic investment contract with a total contract value of $39,174,938 and $40,046,410 at December 31, 2002 and 2001, respectively. Synthetic investment contracts represent individual assets or a portfolio of assets placed in a trust with ownership by the Plan and a third party issues a wrapper contract that provides that holders can execute transactions at contract value. Individual assets of the synthetic contract are valued at representative quoted market prices. The wrapper is valued as the difference between the fair value of the assets and the contract value of the investment contract.

Net Depreciation in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net depreciation in the fair value of its investments which consists of the realized gains and losses and the unrealized depreciation on those investments.

Payment of Benefits

Benefit payments are recorded when paid.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

3.      Investments

The following presents investments that represent 5% or more of the Plan's net assets.

	December 31, 2002	December 31, 2001

Bausch & Lomb Incorporated common stock*	$ 56,869,452	$ 55,637,076
Fidelity Equity Income Fund	27,657,277	37,609,646
Fidelity Spartan US Equity Index Fund	16,849,197	23,871,055
Fidelity Puritan Fund	22,401,957	26,342,307
Fidelity Contrafund Incorporated Fund	20,999,501	24,474,017
Clover Capital Investment Contract	18,565,991	20,772,224
Alliance Capital Investment Contract	19,303,800	-
Fidelity Concord Fund	18,106,055	10,697,301

Page 8

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during this year) depreciated in value by $26,700,314 as follows:

Bausch & Lomb Incorporated common stock	$ 2,251,424
Mutual funds	24,448,890
$ 26,700,314

*Denotes party-in-interest and investment which is partially non-participant directed.

4.       Non-participant Directed Investments

The Bausch & Lomb Incorporated Stock Fund is both a participant directed and non-participant directed investment option. Company contributions are invested in the Bausch & Lomb Stock Fund and must remain in this fund option until the participant reaches age 55. In addition, participants may direct contributions to the Bausch & Lomb Stock Fund and may redirect their contributions to another fund at any time. Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits related to the Bausch & Lomb Incorporated Stock Fund is as follows:

	December 31, 2002	December 31, 2001

Net assets available for benefits:
Common stock	$ 56,869,452	$ 55,637,076
Cash	1,013,288	758,457
Accrued interest and dividends receivable	206,512	385,108
	$ 58,089,252	$ 56,780,641

	December 31, 2002
Net assets available for benefits at beginning of year	$ 56,780,641
Contributions
Participant	412,475
Employer	7,926,076

Interest/dividends	1,011,394
Net depreciation in fair value of investments	(2,251,424)
Benefits paid to participants	(4,865,176)
Interfund transfers, net	(924,734)

Net assets available for benefits at end of year	$ 58,089,252

Page 9

5.       Federal Income Tax

The Plan received a favorable determination letter dated February 21, 1995 from the Internal Revenue Service (the "IRS"), stating that the Plan, as then designed, was a qualified Plan in accordance with applicable sections of the Internal Revenue Code (the "Code") and its corresponding trust is exempt from taxation. On August 9, 2001, the Plan Administrator applied for a new determination letter prompted by a series of changes in the Code that affect qualified retirement plans. The Plan received a favorable determination letter dated November 18, 2002, stating that the Plan, as amended, continues as a qualified Plan, in accordance with the Internal Revenue Code.

6.       Transactions with Related Parties

Certain participant contributions and all Company contributions are invested in the Company's common stock and, therefore, these transactions qualify as party-in-interest. All legal, accounting and trustee services are provided at the expense of the Company.

The Bausch & Lomb 401(k) Account Plan			Schedule I
Schedule of Assets Held for Investment Purposes at End of Year			Page 1
For the Plan Year Ended December 31, 2002

Security Description/Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Stock - Common
United States - USD
**BAUSCH & LOMB INC. COM CUSIP: 071707103	1,579,707.00	52,032,745.96	56,869,452.00

Total United States - USD		52,032,745.96	56,869,452.00
Total Corporate Stock - Common		52,032,745.96	56,869,452.00

Loans to Participants/Other
United States - USD
PARTICIPANT LOANS FOR THE BAUSCH & LOMB SAVING TRUST CUSIP: 999919418	7,899,334.21		7,899,334.21

(INTEREST RATES 8.75% - 10.5%)

Total United States - USD			7,899,334.21
Total Loans to Participants/Other			7,899,334.21

Value of Interest in Common/Collective Trusts
United States - USD
COLTV SHORT-TERM INVT FD CUSIP: 195998AC3	29.160	1,282,106.18	1,282,106.18
Total United States - USD		1,282,106.18	1,282,106.18
Total Value of Interest in Common/Collective Trusts			1,282,106.18

**Denotes party-in-interest

		Schedule I
		Page 2

	Shares/Par Value	Current Value
Value of Interest in Registered Investment Companies

United States - USD

MFO FID CONCORD STR FID U S BD INDEX PORTFOLIO CUSIP: 315911107	1,610,858.98	18,106,054.94
MFO FID EQTY INC FD SH BEN INT CUSIP: 316138106	697,183.69	27,657,276.59
MFO FID INSTL INVS TR FREEDOM 2010 FD CUSIP: 31617R506	155,451.82	1,778,368.82
MFO FID INSTL INVS TR FREEDOM 2020 FD CUSIP: 31617R605	142,681.75	1,518,133.82
MFO FID INSTL INVS TR FREEDOM 2030 FD CUSIP: 31617R704	196,881.14	2,016,062.87
MFO FIDELITY CONTRAFUND INC OPEN END FD CUSIP: 316071109	544,028.52	20,999,500.87
MFO FIDELITY FMM RET GOVT MM CUSIP: 31619709	8,386,417.01	8,386,417.01
MFO FIDELITY INVT TR DIVERSFIFIED INTL FDOPEN END FD CUSIP: 315810802	290,033.31	4,976,971.60
MFO FIDELITY MAGELLAN PD INC OPEN END FD CUSIP: 316184100	126,794.59	10,011,700.83
MFO FIDELITY OTC PORTFOLIO OPEN END FD CUSIP: 316389105	397,149.48	9,495,844.07
MFO FIDELITY PURITAN PD OPEN END PD CUSIP: 316345107	1,418,743.29	22,401,956.55
MFO FIDELITY SPARTAN US EQTY INDEX RD OPEN END FD CUSIP: 315911206	540,905.20	16,849,196.98
Total United States - USD		144,197,484.95
Total Value of Interest in Registered Investment Companies		144,197,484.95

Value of Funds Held in Insurance Company General Accounts United States - USD

Met Life Insurance Company GAC #13388 5.25% CUSIP: 999499VE3	13,192,815.27	13,192,815.27
Total United States - USD		13,192,815.27
Total Value of Funds Held in Insurance Company General Accounts		13,192,815.27

Synthetic Investment Contract*
Monumental Life Insurance Company
6.279% to 6.391%
Underlying Securities (Alliance):

		Schedule I
		Page 3

Security Description/Asset ID	Shares/Par Value	Current Value
Non-Interest Bearing Cash	(1,651,541.46)	(1,651,541.46)

U.S. Government Securities
United States - USD
##FNMA TBA POOL #9999999 5.5 DUE 12-01-2029 REG REF# 3358151 CUSIP: 01FO526C1	715,000.00	730,627.04
FHLMC DEB 3.5 09-15-2007 CUSIP: 3134A4RH9	450,000.00	459,373.95
FHLMC GOLD C67999 7 06-01-2032 CUSIP: 31287T3G8	341,471.60	358,907.48
FHLMC GOLD C68182 7 06-01-2032 CUSIP: 31287UB76	170,462.48	179,166.46
FNMA 15 YR PASS-THROUGHS 5.5 15 YEARS SETTLES JAN CUSIP: 01F052417	470,000.00	486,450.00
FNMA 30 YR PASS-THROUGHS 6.30 YEARS SETTLES DEC CUSIP: 01F0606C4	690,000.00	714,385.29
FNMA 30 YR PASS-THROUGHS 6.30 YEARS SETTLES JAN CUSIP: 01F060618	2,670,000.00	2,759,284.80
FNMA 30 YR PASS-THROUGHS 6.5 30 YEARS SETTLES JAN CUSIP: 01F062614	2,150,000.00	2,238,021.00
FNMA 30 YR PASS-THROUGHS 7 30 YEARS SETTLES JAN CUSIP: 01F070617	570,000.00	599,212.50
FNMA 6 12-15-2005 CUSIP: 31359MGM9	0.12	0.13
FNMA 6 TBA POOL 15 YR JAN CUSIP: 01F060410	940,000.00	981,717.20
GNMA #448335 SER 2031 6.5 DUE 04-15-2031 REG CUSIP: 36208EBC6	114,701.99	120,468.98
GNMA TBA POOL 0 TBA CUSIP: 01N082883	210,000.00	220,368.75
GNMA TBA POOL 0 TBA CUSIP: 01N062615	480,000.00	503,400.00
US TREAS BDS BDS 5.75 DUE 02-15-2031 BEO CUSIP: 912810fp8	605,000.00	659,544.38
US TREAS NTS 4 DUE 11-15-2012 REG CUSIP: 912828AP5	185,000.00	187,616.09
US TREAS NTS 5.5 DUE 02-28-2003 REG CUSIP: 9128273z3	1,250,000.00	1,258,496.25
US TREAS NTS DTD 00003 4.375 DUE 05-15-2007 REG CUSIP: 912828AC4	675,000.00	724,833.90
US TREAS NTS DTD 00004 3.25 DUE 05-31-2004 REG CUSIP: 912828AD2	2,335,000.00	2,397,206.74
US TREAS NTS DTD 00016 1.75 DUE 12-31-2004 REG CUSIP: 912828AR1	500,000.00	501,484.50
Total United States - USD	15,521,636.19	16,080,565.44
Total U.S. Government Securities	15,521,636.19	16,080,565.44

Corporate Debt Instruments - Preferred
United States - USD
AMERN GEN FIN CORP MEDIUM TERM SR NTS TRANCHE # TR 00385 4.5 DUE 11-15-2007 CUSIP: 02	30,000.00	30,886.20
		Schedule I
		Page 4

BANC 1 CORP 7.625 DUE 10-15-2028 REG CUSIP: 059438AH4	50,000.00	60,301.35
BK 1 CORP SUB NT 7.875 DUE 08-01-2010 BEO CUSIP: 06423AAG8	55,000.00	65,917.78
BK AMER CORP BK AMER CORP SUB 6.25 DUE 04-15-2012 BEO CUSIP: 060505AQ7	65,000.00	72,313.22
BRISTOL MYERS SQUIBB CO NT 4.75 DUE 10-01-2006 BEO CUSIP: 110122AF5	30,000.00	31,633.95
BRIT TELECOMMUNICATIONS P L C NT 8.675 DUE 12-15-2030 BEO CUSIP: 111021AE1	45,000.00	57,370.50
CIT GROUP INC 5.5 DUE 11-30-2007 BEO CUSIP: 125581AD0	25,000.00	25,559.48
CIT GROUP INC MEDIUM TERM SR NTS BEO TRANCHE #SR 00059 6.875 DUE 11-01-2009 CUSIP: 12	20,000.00	21,513.04
CITIBANK CR CARD ISSUANCE TR CITIBANK CRCARD 2001-A6 A6 5.65 06-16-2008 CUSIP: 17305EAF	280,000.00	305,308.92
CITICORP MEDIUM TERM SUB NTS-BOOK ENTRY TRANCHE #SB 00195 6.375 DUE 11-15-2008	90,000.00	100,710.45
CITIGROUP INC SUB NT 7.25 DUE 10-01-2010 BEO CUSIP: 172967AZ4	125,000.00	145,108.63
CMO BEAR STEARNS COML MTG 2002-TOP3 CTF A-2 4.83 EXP 9-15-12 FINAL 8-15-38 BEO CUSIP: 0:	90,000.00	91,483.47
CMO COML MTG AST TR 99-C1 A3 6.64 EXPECTED MAT 9-17-10 DUE 1-17-32 BEO CUSIP: 201730AC	165,000.00	188,011.56
CMO MORGAN STANLEY DEAN WITTER CAP I TR 2002-IQ3 5.08 DUE 09-15-2037 BEO CUSIP: 617461	110,000.00	113,655.30
CONOCO FDG CO NOT 5.45 DUE 10-15-2006/10-11-2001 BEO CUSIP: 20625UAA2	45,000.00	48,571.47
CONOCO INC NT DTD 04/20/1999 6.95 DUE 04-15-2029/04-20-1999 BEO CUSIP: 208251AE8	95,000.00	107,671.39
COUNTRYWIDE HOME LNS INC MEDIUM TERM NTS TR#00292 4.25 12-19-2007 BEO CUSIP: 22237LN	50,000.00	50,604.85
DEERE JOHN CAP CORP GLOBAL NT 4.5 DUE 08-22-2007 BEO CUSIP: 2442178H7	55,000.00	56,798.50
GEN ELEC CAP CORP MEDIUM TERM NTS BO TRANCHE # 00528 6.75 DUE 03-15-2032 CUSIP: 36	90,000.00	99,503.10
GEN ELEC CAP CORP MEDIUM TERM NTS BO TRANCHE # TR 00575 5.45 DUE 01-15-2013 CUSIP: 36	40,000.00	41,549.44
GOLDMAN SACHS GROUP INC SR NT DTD 08/27/2002 5.7 DUE 09-01-20012 BEO CUSIP: 38141GCG7	60,000.00	62,402.70
HSEHD FIN CORP 7.35 DUE 11-27-2032 BEO CUSIP: 441812K89	5,000.00	5,389.62
HSEHD FIN CORP CRP H1 7 DUE 05-15-2012 BEO CUSIP: 1812JY	25,000.00	27,382.23
HSEHD FIN CORP NT 6.5 DUE 11-15-2008 BEO CUSIP: 44182GD0	65,000.00	69,888.85
		Schedule I
		Page 5

JP MORGAN CHASE & CO 6.75 DUE 02-01-2011 BEO CUSIP: 46625HAJ9	110,000.00	119,594.09
JP MORGAN CHASE & CO SUB NT DTD 08/17/1993 6.75 DUE 08-15-2008 BEO CUSIP: 46625HAG5	85,000.00	94,296.88
KEYSPAN CORP 6.15 DUE 06-01-2006 BEO CUSIP: 49337WAD2	90,000.00	97,783.65
LEHMAN BROS HLDGS INC MEDIUM TERM NT TRANCHE # 00387 6.625 1-18-12 REG CUSIP: 5251	60,000.00	66,409.80
MERRILL LYNCH & CO INC MTN 7.16 DUE 02-11-2003 BEO CUSIP: 59018YAW1	125,000.00	125,683.50
MET LIFE INC SR NT 6.5 DUE 12-15-2032/12-14-2032 BEO CUSIP: 59156RAE8	25,000.00	25,948.15
MORGAN STANLEY MORGAN STANELY DEAN 7.25 DUE 04-01-2032/04-03-2002 BEO CUSIP: 6174461	50,000.00	56,965.75
NATL RURAL UTILS COOP FIN CORP NT 20127.25 DUE 03-01-2012/02-28-2012 BEO CUSIP: 637432C	20,000.00	22,938.36
PEPSI BOTTLING GROUP INC GTO SR NT 7 DUE 03-01-2028/02-28-2029 BEO CUSIP: 7134D9AC4	175,000.00	203,333.38
ROYAL BK SCOTLAND GROUP PLC SUB NT 5 DUE 10-01-2014 BEO CUSIP: 780097AL5	85,000.00	85,575.45
TARGET CORP NT DTD 03/11/2002 5.875 DUE 03-01-2012 BEO CUSIP: 87612EAH9	30,000.00	32,525.88
US BK NATL ASSN MINNEAPOLIS MINN MEDIUM TRANCHE # SB 00001 6.375 8-1-11 REG CUSIP: 903	75,000.00	84,116.55
VERIZON GLOBAL FDG CORP GLOBAL NT DTD 08/26/2002 7.375 DUE 09-01-2012 BEO CUSIP: 923441	45,000.00	51,774.26
Total United States USD		2,946,481.70
Total Corporate Debt Instruments Preferred		2,946,481.70

Corporate Debt Instruments - Other
United States - USD
AMERADA HESS CORP NT 7.875 DUE 10-21-2029 BEO CUSIP: 023551AF1	65,000.00	75,152.03
ANTHEM INC NT 2009 6.8 DUE 08-01-2012 BEO CUSIP: 03674BAC8	45,000.00	48,964.55
AT&T BROADBAND CORP NT 9.455 DUE 11-15-2022 BEO CUSIP: 00209TAB1	35,000.00	41,238.70
AT&T CORP NT 6.5 DUE 03-15-2013/03-14-2013 BEO CUSIP: 001957BJ7	100,000.00	100,312.70
AT&T CORP USD SR NT 7.8 DUE 11.15-2011/11-14-2011 BEO CUSIP: 001957BC2	85,000.00	92,905.51
AT&T WIRELESS SVCS INC SR NT 6.75 DUE 03-01-2031 BEO CUSIP: 00209AAF3	80,000.00	78,400.00
CAROLINA PWR & LT CO NT 6.5 DUE 07-15-2012/07-14-2012 BEO CUSIP: 144141CS5	25,000.00	27,331.95
CIN GAS & ELEC CO DEB 5.7 DUE 09-15-2012 BEO CUSIP: 172070CN2	20,000.00	20,500.98
		Schedule I
		Page 6

CMO BEARS STEARNS COML MTG SECS INC 2002-PBW1 CTF A-2 4.72 11-11-2035 CUSIP: 07383FMN5	85,000.00	85,667.59
CMO GE CAP COML MTG CORP 2002-1 COML MTG PASS THRU CTF A-2 5.994 12-10-35 BEO CUSIP: 3	80,000.00	88,362.56
COMCAST CABLE COMMUNICATIONS INC 6.2 DUE 11-15-2003 BEO CUSIP: 20029PAJ8	65,000.00	67,299.64
COX COMMUNICATIONS INC NEW NT 2012 7.125 DUE 10-01-2012 BEO CUSIP: 224044BE6	30,000.00	33,322.02
CSX CORP 7.95 E-DOLLR DEB DUE 05-01-2027 BEO CUSIP: 126408BM4	60,000.00	61,346.05
DEVON ENERGY CORPORATION 7.95 DUE 04-15-2032/04-14-2032 BEO CUSIP: 251799AA0	80,000.00	96,176.64
FIRST ENERGY CORP NT SER C 7.375 DUE 11-15-2031/11-14-2031 BEO CUSIP: 337932AC1	20,000.00	19,387.70
FORD MTR CO DEL GLOBAL LANDMARK SECS-GLOBLS 7.45 DUE 07-16-2031 BEO CUSIP: 345370CA	235,000.00	204,419.22
FORD MTR CO FORD MTR CR CO CPN 6.5 MAT 1/25/07 6.5 DUE 01-25-2007 BEO CUSIP: 345397T	80,000.00	79,017.52
GEN MTRS ACCEPT CORP GM 6 DUE 11-01-2031 BEO CUSIP: 370426RZ5	135,000.00	135,735.08
GEN MTRS ACCEPT CORP NT DTD 09/12/2001 6.675 DUE 09-15-2011 BEO CUSIP: 370425RX0	105,000.00	104,712.30
HLTH NET INC SR NT 8.375 DUE 04-15-2011 BEO CUSIP: 42222GAC2	25,000.00	28,824.70
KERR MCGEE CORP CRP KMG 7.875 DUE 09-15-2031 BEO CUSIP: 492386AT4	35,000.00	42,755.93
KRAFT FOODS INC GLOBAL NT DTD 11/02/2001 5.625 DUE 11-01-2011 BEO CUSIP: 50075NAB0	110,000.00	117,597.04
KROGER CO KROGER CO NT 6.75 20120415 20020403 6.75 DUE 04-15-2012 BEO CUSIP: 501044CC3	15,000.00	16,599.08
NSOURCE FIN CORP GTD NT DTD 11/14/2000 7.875 DUE 11-15-2010 BEO CUSIP: 65473QAJ2	30,000.00	32,970.81
SPRINT CAP CORP NT 7.625 DUE 01-30-2011 BEO CUSIP: 852060AJ1	80,000.00	76,000.00
TECO ENERGY INC NT 6.125 DUE 05-01-2007/04-30-2007 BEO CUSIP: 872375AF7	40,000.00	34,800.00
TIME WARNER ENTMT CO L P 8.375 DUE 03-15-2023 REG CUSIP: 88731EAF7	170,000.00	191,297.77
TIME WARNER ENTMT CO L P SR SUB DEB 8.375 DUE 07-15-2033 REG CUSIP: 86731EAJ9	20,000.00	22,646.78
VODAFONE AIRTOUCH PLC FORMERLY VODAFONE GRP PLC 6/28/1999 7.875 DUE 2-15-30 CUSIP:	25,000.00	30,129.13
WA MUT FIN CORP SR NT 6.675 DUE 05-15-2011 BEO CUSIP: 939333AC4	90,000.00	100,446.39
WESTVACO CORP DEL 01-15-2030 BEO CUSIP: 961548AV6	55,000.00	63,930.08
Total United States - USD		2,218,251.45
Total Corporate Debt Instruments - Other		2,218,251.45
		Schedule I
		Page 7

Value of Interest in Common/Collective Trusts
United States - USD

COLTV SHORT TERM INVT FD CUSIP: 195998AC3	6,823,786.36	6,823,786.36
Total United States - USD		6,823,786.36
Total Value of Interest in Common/Collective Trusts		6,823,786.36
Other
United States - USD
NOMURA AST SECS CORP SER 1998-D6 CLASB 6.59 PASS THRU CTF DUE 03-15-2030 CUSIP: 6553	150,000.00	170,260.35
QUE PROV CDA PROV DE QUE GLOBAL NT 7.5 DUE 09-15-2029 BEO CUSIP: 748148QR7	75,000.00	93,536.10
US TREAS NTS INFLATION INDEX 3.625 TIPS 01-15-2008 CUSIP: 9128273T7	320,000.00	393,765.95
UTD MEXICAN STS MEDIUM TERM NTS BOOK 08-15-2031 BEO CUSIP: 91066QAG3	70,000.00	73,850.00
Total United States - USD		731,412.40
Total Other		731,412.40

Other Liabilities
Pending trade purchases: United States dollar	0.00	(7,845,156.63)
Total - all currencies		(7,845,156.63)
Total Other Liabilities		(7,845,156.63)
Subtotal		19,303,799.26
Underlying Securities (Clover Capital):
U.S. Government Securities
United States - USD
FHLMC MULTICLASS SER 1696 CL G 6.0 MTG PARTN CTF DUE 06-15-2005 REG CUSIP: 3133T82Q9	507,678.75	509,644.48
FHLMC MULTICLASS SER 2522 CL PB 4.75 11-14-2014 CUSIP: 31393F4L7	1,249,999.99	1,295,704.99
FNMA MTN 6.31 11-01-2004 CUSIP: 31364C5A2	750,000.00	810,334.50
FNMA POOL #535301 6.5 DUE 04-01-2015 REG CUSIP: 31384VU26	504,788.18	534,427.32
FNMA REMIC TR SER 1993-137 CL E 6.75 GTDMTG PASS THRU CTF DUE 02-25-2008 REG CUSIP: 31	1,000,000.00	1,052,361.00
		Schedule I
		Page 8

FNMA REMIC TR SER 1993-191 CL PH 6.00 GTO MTG PASS THRU CTF 05-25-2008 REG CUSIP:	448,280.03	462,061.95
GNMA POOL #482764 SER 2028 6.5 DUE 10-15-2028 REG CUSIP: 36209VJH8	501,982.01	527,676.96
GNMA POOL #570400 SER 2031 6.5 DUE 09-15-2031 REG CUSIP: 36200RUZ8	395,179.53	415,048.37
GNMA POOL #781029 SER 2029 6.5 DUE 05-15-2029 REG CUSIP: 36225BEA2	469,997.62	493,902.64
GNMA POOL #781096 SER 2028 6.5 DUE12-15-2028 REG CUSIP: 38225BGD4	284,706.88	299,280.17
GNMA POOL #781207 SER 2030 7.5 DUE 08-15-2030 REG CUSIP: 36225BKU1	141,823.25	151,328.53
GNMA POOL #781231 SER2030 7 DUE 12-15-2030 REG CUSIP: 3622BLL0	500,784.38	531,065.31
STUD LN MARKETING ASSN 10-03-2022 REG CUSIP: 863b71AM1	1,000.000.00	322,238.00
US TREAS BD STRIPPED PRIN PMT 05-15-2020 REG CUSIP: 912803AT0	1,350,000.00	549,647.10
US TREAS BDS 7 1/4 15/8/2022 USD1000 7.25 DUE 08-15-2022 EG CUSIP: 912810M6	700,000.00	911,011.50
US TREAS BDS 7.5 11/15/2016 USD1000 7.5 DUE 11-15-2016 REG CUSIP: 912810DX3	1,400,000.00	1,830,827.60
US TREAS BDS DTD 08/15/1997 6.375 DUE 08-15-2027 REG CUSIP: 912810FAI	675,000.00	811,318.28
Total United States - USD	11,880,220.62	11,507,878.70
Total U.S. Government Securities		11,507,878.70

Corporate Debt Instruments - Preferred
United States - USD
1 ST DATA CORP 6.75 DUE 07-15-2005 REG CUSIP: 319963AEO	250,000.00	272,086.25
1 ST DATA CORP MEDIUM TERM NTS BOOK ENTRY 5.8 DUE 12-15-2008 BEO CUSIP: 320D6YAH5	600,000.00	661,758.60
EMERSON ELEC CO EMERSON ELEC 7.125 DUE 08-15-2010 BEO CUSIP: 291011AM6	1,250,000.00	1,454,022.50
PROCTER & GAMBLE CO NT DTD 11/15/1991 8 DUE 11-15-2003 REG CUSIP: 742718BA6	400,000.00	420,820.80
SYSCO 6.5 NT DUE 06-15-2005 REG CUSIP: 871829AB3	1,000,000.00	1,103,317.00
WALMART STROES INC NT 6.875 DUE 08-10-2009 BEO CUSIP: 931142BE2	1,000,000.00	1,177,968.00
ZENECA WILMINGTON INC 6.3 DUE 08-15-2003 REG CUSIP: 98934KAA8	1,000,000.00	1,020,003.00
Total United States - USD	5.500,000.00	6,109,976.15
Total Corporate Debt Instruments Preferred		6,109,976.15

Corporate Debt Instruments - Other
United States - USD
		Schedule I
		Page 9

##ROADWAY CORP SR NT 8.25 DUE 12-01-2008 BEO DO NOT USE SEE SEC 4119144 CUSIP: 769742	250,000.00	282,690.00
DIAL CORP NEW SR NT DTD 08/09/2001 7 DUE 08-15-2006 BEO CUSIP: 25247DAB7	700,000.00	772,275.00
FORD MTR CR CO GLOBAL LANDMARK SECS-GLOBLS 6.7 DUE 07-16-2004 BEO CUSIP: 345397SJ3	400,000.00	407,530.80
HEALTHSOURCE CORP IN DEFAULT SR NT DTD 02/01/2001 8.5 DUE 02-01-2008 BEO CUSIP: 421924A1	350,000.00	301,000.00
HUNT J B TRANS SVCS INC 6.25 DUE 09-01-2003 REG CUSIP: 445658AA5	500,000.00	510,696.50
Total United States - USD		2,274,192.30
Value of Interest in Common/Collective Trusts
United States - USD
Total United States - USD	2,200,000.00	2,274,192.30

Value of Interest in Common/Collective Trusts
United States - USD
COLTV GOVT STIF REG CUSIP: 195998BD0	560,293.26	560,293.26
Total United States - USD		560,293.26
Total Value of Interest in Common/Collective Trusts		560,293.26
Other Liabilities
Bausch & Lomb for Clover Capital	0.00	(1,886.349.00)
Subtotal		18,565,991.41

Underlying Securities (MAS):
Value of Interest in Common/Collective Trusts
USD - United States Dollar	(17,756.54)	(17,756.54)
United States - USD
COLTV SHORT TERM INVT FD CUSIP: 195998AC3	17,977.90	17,977.90
Total United States - USD		17,977.90
Total Value of Interest in Common/Collective Trusts		17,977.90

Value of Interest in Registered Investment Companies
United States - USD

		Schedule I
		Page 10

MFO MORGAN STANLEY INSTL FD FXD INC 11 PORTFOLIO INSTL CL CUSIP: 617440805	77,516.18	881,358.90
&&&MAS Bausch & Lomb CUSIP: 00095869	0.00	423,566.80
Total United States - USD		1,305,147.06
Total Value of Interest in Registered Investment Companies		1,305,147.06

Subtotal
Total Value $38,481,364.68; Wrapper $693,573.78		39,174,938.46
Total Investments		262,616,130.34

*Represents synthetic investment contract whereby assets are placed in a trust (with ownership by the Plan) and a third party issues a wrapper contract that provides that holders can, and must, execute transactions at contract value.

Signature

The Bausch & Lomb 401(k) Account Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee of Bausch & Lomb Incorporated has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Bausch & Lomb 401(k) Account Plan

(Name of Plan)

Date: June 27, 2003

By:

/s/
David Nachbar

Exhibit Index

EX-23	Consent of PricewaterhouseCoopers LLP (filed herewith).
EX-99(a)	Certification of Chairman, Bausch & Lomb Incorporated Employee Benefits Administration Committee (furnished herewith).
EX-99(b)	Certification of Member, Bausch & Lomb Incorporated Employee Benefits Administration Committee (furnished herewith).